Boichik Bagels

Profit and Loss
January - May, 2022

	TOTAL
Income	
4200 Food Sales	22,010.06
4210 Bagels	1,226,078.68
4211 Discounts	-42,139.41
Total 4210 Bagels	**1,183,939.27**
4230 Cream cheese/spreads	137,502.99
4240 Fish	77,949.43
4250 Grab N Go	120,771.19
4260 Sandwiches	378,135.72
4265 Gift Sets/Party Platters	44,587.00
4270 Other food (not made on site)	346.00
4290 Refunds	-5,059.52
Sales of Product Income	857.00
Total 4200 Food Sales	**1,961,039.14**
4300 Beverage Sales	
4310 Other drinks	42,394.95
4320 Coffee Drinks	4,607.01
Total 4300 Beverage Sales	**47,001.96**
4500 Merchandise Sales	8,527.50
4600 Delivery Charges	42,888.00
4800 Credit Card Fee Income	10.00
Total Income	**$2,059,466.60**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Sales	
5100 Food Costs	
5110 Bagel/Bakery Supplies	147,486.30
5120 Cream cheese	81,395.87
5130 Produce	21,139.35
5140 Fish	119,935.38
5150 Grab N Go	19,915.04
5180 Freight In	528.65
Total 5100 Food Costs	**390,400.59**
5200 Beverage Costs	
5210 Sodas & Juice	7,815.70
5220 Coffee Drinks	5,995.58
Total 5200 Beverage Costs	**13,811.28**
5300 Merchandise Costs	16,657.72
Total Cost of Sales	**420,869.59**

Boichik Bagels

Profit and Loss
January - May, 2022

	TOTAL
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$420,869.59**
GROSS PROFIT	**$1,638,597.01**
Expenses	
6000 Cost of Labor	
6010 Salaries & Wages	9,722.29
6011 Management	83,076.95
6011.1 Gen Manager	47,211.58
Total 6011 Management	**130,288.53**
6012 Staff	
6012.1 Retail FOH	177,360.53
6012.2 Bakery BOH	127,136.59
6012.4 Delivery	21,971.43
Total 6012 Staff	**326,468.55**
6015 Paycheck Tips	220.68
Total 6010 Salaries & Wages	**466,700.05**
6020 Employee Benefits - Health Insurance	9,763.51
6025 Employee Benefits - 401K Match	1,717.93
6030 Payroll Employer Taxes	54,792.32
6040 Worker's Comp Insurance	11,853.63
Total 6000 Cost of Labor	**544,827.44**
6050 Distribution Costs	
6051 Delivery Mileage Reimb	11,523.15
6055 Delivery Gas	2,732.77
6056 Delivery Tolls	770.00
Total 6050 Distribution Costs	**15,025.92**
6100 Direct Operating Expenses	
6110 Car & Truck	
6110.5 Registration	1,304.00
Total 6110 Car & Truck	**1,304.00**
6120 Cleaning supplies	4,967.12
6125 Contract Cleaning	29,535.00
6135 Decoration & Display	722.40
6150 Kitchen utensils, supplies & small equipment	11,257.42
6160 Linen & Laundry Service	2,525.75
6170 Misc	1,314.12
6175 Paper & packaging	65,756.75
6195 Uniforms	1,851.67
Total 6100 Direct Operating Expenses	**119,234.23**

Boichik Bagels

Profit and Loss
January - May, 2022

	TOTAL
6200 Merchant Card Discount	
6210 QuickBooks Payments Fees	2,860.66
6220 Shopify Merchant Discount	17,450.78
6230 Upserve discount & fees	15,986.46
6240 Toast Discount and Fees	29,737.43
Total 6200 Merchant Card Discount	**66,035.33**
6300 Marketing	
6320 Publicity Events	45.00
Total 6300 Marketing	**45.00**
6400 Utilities	
6410 Gas & Elec	14,436.05
6430 Trash	2,500.00
6440 Water & Sewage	2,712.93
Total 6400 Utilities	**19,648.98**
6500 General & Admin	
6510 Accounting/Payroll	9,117.60
6520 Bank Charges & Fees	551.84
6530 Dues & Subscriptions	197.35
6535 Insurance Liab & general	5,653.19
6540 Office Supplies & Software	8,622.75
6544 Owner's Benefits - Health Insurance	1,116.00
6545 Meals & Entertainment	480.77
6560 Security	123.00
6570 Telephone	1,410.48
6580 Travel	1,318.44
6585 Education & Training	336.95
6590 Research & Development	170.61
6595 Parking & Tolls	122.63
6597 Admin Misc	255.00
6598 Internet	727.95
Total 6500 General & Admin	**30,204.56**
6600 Repair & Maintenance	1,400.00
6620 Equipment & Furniture	1,511.46
Total 6600 Repair & Maintenance	**2,911.46**
6700 Occupancy Costs	
6710 Rent	52,392.08
6740 Other municipal taxes & licenses	7,616.58
Total 6700 Occupancy Costs	**60,008.66**
Total Expenses	**$857,941.58**
NET OPERATING INCOME	**$780,655.43**

	TOTAL
Other Income	
7300 Interest Earned	2,160.17
Total Other Income	**$2,160.17**
Other Expenses	
7100 State Corporate Tax	552.42
8000 Unknowns	17,530.09
8100 Employee Tips (temporary)	71,049.16
Total Other Expenses	**$89,131.67**
NET OTHER INCOME	**$ -86,971.50**
NET INCOME	**$693,683.93**

Boichik Bagels

Balance Sheet
As of May 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1110 Petty Cash & Change	4,016.99
1120 Fremont Ckg 1116	798,633.60
1130 QuickBooks Checking Account	986,097.71
Total Bank Accounts	**$1,788,748.30**
Accounts Receivable	
1210 Accounts Receivable (A/R) Trade	65,449.08
Total Accounts Receivable	**$65,449.08**
Other Current Assets	
1220 Upserve/Toast Open Checks	400.49
1230 Unreturned Employee Wages	0.00
1300 Food Inventory	-243.48
1320 Beverage Inventory	0.00
1350 Merchandise	0.00
1360 Paper Products	0.00
1410 Visa/MC/Amex clearing	43,506.04
1420 Undeposited Funds	59,613.60
1430 POS Clearing	11,240.24
1431 Shogo Clearing (Upserve)	466.54
1432 Webgility Clearing (Shopify)	29,385.25
1433 Shogo Clearing (Toast)	10,024.17
1440 Payroll Tax Receivable	-16.59
Inventory Asset	0.00
Total Other Current Assets	**$154,376.26**
Total Current Assets	**$2,008,573.64**

Boichik Bagels

Balance Sheet
As of May 31, 2022

	TOTAL
Fixed Assets	
1510 Leasehold Improvements	184,515.89
1511 Architecture/Design Fees	175,322.55
Total 1510 Leasehold Improvements	**359,838.44**
1540 Furniture & Equipment	781,527.27
1560 Vehicles	155,546.13
1592 Accumulated Depreciation - Leasehold	-2,777.00
1594 Accumulated Depreciation - F&E	-15,245.00
1595 Accumulated Depreciation - Vehicles	-52,830.20
Total Fixed Assets	**$1,226,059.64**
Other Assets	
1610 Security Deposits	57,815.16
Total Other Assets	**$57,815.16**
TOTAL ASSETS	**$3,292,448.44**

Boichik Bagels

Balance Sheet
As of May 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P) - Trade	13,064.42
Total Accounts Payable	**$13,064.42**
Credit Cards	
2010 Cap1 9486	20,486.69
Total Credit Cards	**$20,486.69**
Other Current Liabilities	
2310 Sales Tax Payable	-12,778.44
California Department of Tax and Fee Administration Payable	4,776.13
Total 2310 Sales Tax Payable	**-8,002.31**
2400 Employer Health Benefits Payable	-8,352.42
2410 Employer 401K Benefits Payable	4,169.80
2450 Employee Tax Garnishment	501.90
2510 Gift Certificates payable	37,314.18
2540 Undistributed Tips	84,354.71
Total Other Current Liabilities	**$109,985.86**
Total Current Liabilities	**$143,536.97**
Long-Term Liabilities	
2650 Hyundai Car Loan	28,084.64
2700 Community Loans	480,000.00
2800 Willowseed Loan	2,777.36
2900 PPP Loan	0.00
Total Long-Term Liabilities	**$510,862.00**
Total Liabilities	**$654,398.97**
Equity	
3100 Opening Balance Equity	0.00
3210 Shareholder Invest	356,562.57
3220 Shareholder Distributions	-962,269.94
3300 Suspense	0.00
3900 Retained Earnings	2,550,072.91
Net Income	693,683.93
Total Equity	**$2,638,049.47**
TOTAL LIABILITIES AND EQUITY	**$3,292,448.44**

Boichik Bagels

Statement of Cash Flows
January - May, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	693,683.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-16,487.24
1220 Upserve/Toast Open Checks	-77.51
1300 Food Inventory	0.00
1410 Visa/MC/Amex clearing	-40,491.09
1431 Shogo Clearing (Upserve)	0.00
1432 Webgility Clearing (Shopify)	-19,002.66
1433 Shogo Clearing (Toast)	-10,024.17
1440 Payroll Tax Receivable	-0.04
Inventory Asset	0.00
2110 Accounts Payable (A/P) - Trade	-18,831.27
2010 Cap1 9486	3,009.56
2310 Sales Tax Payable	-7,843.09
2400 Employer Health Benefits Payable	-2,144.00
2410 Employer 401K Benefits Payable	4,169.80
2450 Employee Tax Garnishment	501.90
2510 Gift Certificates payable	-4,292.83
2540 Undistributed Tips	62,205.36
Sales Tax Payable:California Department of Tax and Fee Administration Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-49,307.28**
Net cash provided by operating activities	**$644,376.65**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-12,871.50
1511 Leasehold Improvements:Architecture/Design Fees	-120,884.81
1540 Furniture & Equipment	-604,132.07
1560 Vehicles	-59,245.05
1610 Security Deposits	-23,284.16
Net cash provided by investing activities	**$ -820,417.59**
FINANCING ACTIVITIES	
2650 Hyundai Car Loan	-3,985.85
2700 Community Loans	480,000.00
2800 Willowseed Loan	-7,353.25
3100 Opening Balance Equity	0.00
3220 Shareholder Distributions	-1,180.60
Net cash provided by financing activities	**$467,480.30**
NET CASH INCREASE FOR PERIOD	**$291,439.36**
Cash at beginning of period	1,556,922.54
CASH AT END OF PERIOD	**$1,848,361.90**